February 5, 2009

09045284

RECEIVED

2009 FEB -9 A 11:38

The U.S. Securities and Exchange Cc
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 009/2009**

  Subject: Notification of the book closing for interest payment of debentures of the Company (AIS099A, AIS119A and AIS139A).

  Date: February 5, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
MAR 2 2009 E
THOMSON REUTERS

Mr. Pongamorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
February 5, 2009

AIS-CP 009/2009

February 5, 2009

Subject: Notification of the book closing for interest payment of debentures of the Company (AIS099A, AIS119A and AIS139A)

To: The President
The Stock Exchange of Thailand

Refer to: 1. The letter no. SSO.SS&IBO.09/0488 of TMB Bank Plc. on February 5, 2009
2. The letter no. SSO.SS&IBO.09/0490 of TMB Bank Plc. on February 5, 2009
3. The letter no. SSO.SS&IBO.09/0492 of TMB Bank Plc. on February 5, 2009

Advanced Info Service Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of debentures of the Company (AIS099A, AIS119A and AIS139A), the details are shown in the referenced letter.

Referenced Letter No. 1

SSO.SS&IBO.09/0488

February 5, 2009

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS099A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2006, SERIES 1 DUE 2009 would like to announce that the registered book of AIS099A will be closed on February 23, 2009 for the right to receive the interest for the period # 5. AIS099A will be paid the interest on March 9, 2009 with interest rate 5.80 % from the period of September 7, 2008 to March 6, 2009 for 181 days.

Referenced Letter No. 2

SSO.SS&IBO.09/0490

February 5, 2009

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS119A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2006, SERIES 2 DUE 2011 would like to announce that the registered book of AIS119A will be closed on February 23, 2009 for the right to receive the interest for the period # 5. AIS119A will be paid the interest on March 9, 2009 with interest rate 5.90 % from the period of September 7, 2008 to March 6, 2009 for 181 days.

Referenced Letter No. 3

SSO.SS&IBO.09/0492

February 5, 2009

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS139A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2006, SERIES 3 DUE 2013 would like to announce that the registered book of AIS139A will be closed on February 23, 2009 for the right to receive the interest for the period # 5. AIS139A will be paid the interest on March 9, 2009 with interest rate 6.00 % from the period of September 7, 2008 to March 6, 2009 for 181 days.

February 2, 2009

RECEIVED
2009 FEB -9 A 11:24

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street
Stop
Washington DC, 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 007/2009**

  Subject: Report on the results of the exercise of warrants (ESOP Grant III, IV and V) in January 2009.

  Date: February 2, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED 414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400 Tel. (662) 299-5000
บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน) 414 อาคารชินวัตร 1 ถนนพหลโยธิน สามเสนใน พญาไท กรุงเทพฯ 10400 โทร. (662) 299 5000
ทะเบียนเลขที่ 0107535000265 เลขประจำตัวผู้เสียภาษี 3101386288

Summary Translation Letter
To the Stock Exchange of Thailand
February 2, 2009

AIS-CP 007/2009

February 2, 2009

Subject: Report on the results of the exercise of warrants (ESOP Grant III, IV and V) in January 2009.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	Grant III	Grant IV	Grant V
The number of warrants (units)	8,999,500	9,686,700	10,138,500
Issuing Date	May 31, 2004	May 31, 2005	May 31, 2006
Exercise Price (Baht/Share)	79.646	93.728	82.956
Exercise Ratio (warrant : common share)	1 : 1.15247	1:1.13801	1:1.10259
Maturity of Warrants	5 years from the issuing date		

The Company would like to report the results of the exercise of warrants (ESOP Grant III, IV and V) in January 2009 as follows:

Outstanding of ESOP	Grant III	Grant IV	Grant V
No. of exercised warrants in this month (units)	-	-	-
No. of remaining unexercised warrants (units)	4,658,700	9,211,100	9,092,500
No. of shares derived from this exercise (shares)	-	-	-
No. of remaining shares reserved for warrants (shares)	5,314,173	10,391,434	9,931,349

END